

02006457

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8- 30169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGregor Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11236 Davenport Street
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LeGrande N. McGregor — 402-334-2123
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman & Associates, PC
(Name — *if individual, state last, first, middle name*)

17445 Arbor Street Ste. 200	Omaha	NE	68130
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, LeGrande N. McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGregor Equities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public



GENERAL NOTARY-State of Nebraska
NANCY L. MORINE
My Comm. Exp. Sept. 18, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGREGOR EQUITIES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2001

Blackman & Associates, P.C.
Certified Public Accountants

February 13, 2002

Board of Directors and Stockholder
McGregor Equities, Inc.
Omaha, Nebraska 68164

We hereby consent to the use of the audited financial statements of McGregor Equities, Inc. as of December 31, 2001, and for the year then ended, as needed for registration, licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

CONTENTS

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Board of Directors
McGregor Equities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of McGregor Equities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGregor Equities, Inc. as of December 31, 2001, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Blackman & Associates, P.C.

Omaha, Nebraska
February 13, 2002

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

McGREGOR EQUITIES, INC.

BALANCE SHEET

December 31, 2001

ASSETS

Cash	$	7,020
Investment securities		75,896
NASD Stock		18,900
CRD Deposit		128
Total Assets	$	101,944

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable	$	5,037
Total Current Liabilities		5,037
Stockholder's Equity (Note C):		
Common stock, Class A, $1 par value; 10,000 shares authorized; 5,350 shares issued and outstanding		5,350
Additional paid-in capital		24,610
Retained earnings		66,947
Total Stockholder's Equity		96,907
Total Liabilities and Stockholder's Equity	$	101,944

The accompanying notes are an integral part of these financial statements.

McGREGOR EQUITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

Revenue (Note D):	
Interest income	$ 424
Dividend income	614
Total Revenue	1,038
Operating Expenses (Note D)	9,289
Operating Loss	(8,251)
Other Income:	
Unrealized holding gain on securities	4,222
Net Loss (Note E)	$(4,029)

The accompanying notes are an integral part of these financial statements.

McGREGOR EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2001

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2000	$ 5,350	$ 24,610	$ 70,976
Net loss	--	--	(4,029)
Balance, December 31, 2001	$ 5,350	$ 24,610	$ 66,947

The accompanying notes are an integral part of these financial statements.

McGREGOR EQUITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash Flows From Operating Activities:	
Net Loss	$ (4,029)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized gain in securities held for investment	(4,222)
Changes in operating assets and liabilities:	
CRD Deposit	(3)
Accounts Payable	5,037
Net Cash Used by Operating Activities	(3,217)
Cash Flows From Investing Activities:	
Purchase of securities	(134)
Net Cash Used by Investing Activities	(134)
Net Decrease in Cash	(3,351)
Cash at beginning of year	10,371
Cash at end of year	$ 7,020
Cash paid for interest	$ --
Cash paid for taxes	$ --

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

NOTE A - ORGANIZATION AND BUSINESS

McGregor Equities, Inc. (the Company) was incorporated in September of 1982 in the State of Nebraska and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is engaged in the business of offering limited liability company investment interests.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with maturities at acquisition of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2001.

Investment Securities

Investment securities consist of marketable equity securities purchased by the Company. The securities are classified as trading securities and are carried at fair market value based on closing prices reported by the various stock exchanges. Unrealized gains and losses on trading securities are recognized in income during the current period.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. The Company is required to maintain minimum dollar net capital of not less than $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, or 6 2/3%, both as defined in the Rule. At December 31, 2001, the Company had net capital of $60,138, which was $54,803 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2001.

NOTE D - RELATED PARTIES

The Company acts as an agent in the sale of real estate interests for limited liability companies in which the Company's sole stockholder is a partner or manager. Commissions earned in this agency capacity from related entities was $0 in 2001.

The Company's operations are located in the same office building as McGregor Interests, Inc., an affiliated company. McGregor Interests, Inc. allocates to the Company its proportionate share of overhead expenses incurred which were zero in 2001.

NOTE E - INCOME TAXES

The Company has elected to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code as of January 1, 1999. These provisions provide for the reporting of the Company's income and payment of income taxes by the stockholder individually. Likewise, tax benefits derived flow through to the stockholder. Therefore, no provision or liability for federal or state income taxes is reflected in these financial statements.

ADDITIONAL INFORMATION

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

The Board of Directors
McGregor Equities, Inc.
Omaha, Nebraska

We have audited the accompanying financial statements of McGregor Equities, Inc. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of computation of aggregate indebtedness and net capital in accordance with rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman & Associates, P.C.

Omaha, Nebraska
February 13, 2002

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

McGREGOR EQUITIES,INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2001

AGGREGATE INDEBTEDNESS:		
Total liabilities	$	5,037
Total Aggregate Indebtedness	$	5,037
NET CAPITAL		
Total stockholder's equity	$	96,907
Deductions and/or charges:		
Non-allowable assets:		
Prepaid licensing fees		128
Securities haircuts		36,641
Net Capital	$	60,138
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	335
Minimum dollar net capital required	$	5,000
Excess net capital	$	54,803
Aggregate indebtedness to net capital		8%

McGREGOR EQUITIES,INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2001

Aggregate indebtedness per audit report	$ 5,037
Aggregate indebtedness per FOCUS Report	5,037
Difference	$ --
Net capital per audit report	$ 60,138
Net capital per FOCUS Report	61,539
Difference**	$ 1,401

**Client counted money market twice in investment value.

McGREGOR EQUITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

Year Ended December 31, 2001

For the year ended December 31, 2001, the Company incurred no liabilities that were subordinated to the claims of general creditors.

McGREGOR EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2001

The Company claims exemption from this requirement based on the provisions of Section B(k)(2)(a).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

December 31, 2001

The Company claims exemption from this requirement based on the provisions of Section B(k)(2)(a).

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
McGregor Equities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements and additional information of McGregor Equities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Blackman & Associates, P.C.

Omaha, Nebraska
February 13, 2002